Exhibit 99.2
20 May 2009
James Hardie Industries N.V.
Results for the 4th Quarter and Full Year Ended 31 March 2009

	Three Months and Full Year Ended 31 March
					%					%
US GAAP - US$ Millions	Q4 FY09		Q4 FY08		Change	FY09		FY08		Change

Net Sales
USA and Europe Fibre Cement		$188.7		$239.4	(21)		$929.3		$1,170.5	(21)
Asia Pacific Fibre Cement		52.6		73.5	(28)		273.3		298.3	(8)

Total Net Sales		$241.3		$312.9	(23)		$1,202.6		$1,468.8	(18)
Cost of goods sold		(172.1)		(205.7)	16		(813.8)		(938.8)	13

Gross profit		69.2		107.2	(35)		388.8		530.0	(27)
Selling, general and administrative expenses		(47.1)		(60.3)	22		(208.8)		(228.2)	9
Research & development expenses		(6.0)		(7.5)	20		(23.8)		(27.3)	13
Impairment charges		—		(38.6)	—		—		(71.0)	—
Asbestos adjustments		(176.5)		(182.3)	3		17.4		(240.1)	—

EBIT		(160.4)		(181.5)	12		173.6		(36.6)	—
Net interest (expense) income		(1.1)		(2.2)	50		(3.0)		1.1	—
Other expense		(14.8)		—	—		(14.8)		—	—

Operating (loss) profit before income taxes		(176.3)		(183.7)	4		155.8		(35.5)	—
Income tax benefit (expense)		46.7		36.8	27		(19.5)		(36.1)	46

Net operating (loss) profit		$(129.6)		$(146.9)	12		$136.3		$(71.6)	—

(Loss) earnings per share - diluted (US cents)		(30.0)		(33.8)	11		31.4		(15.7)	—

Volume (mmsf)
USA and Europe Fibre Cement		308.3		401.3	(23)		1,526.6		1,951.2	(22)
Asia Pacific Fibre Cement		89.2		95.3	(6)		390.6		398.2	(2)

Average net sales price per unit (per mmsf)
USA and Europe Fibre Cement	US$	612	US$	597	3	US$	609	US$	600	2
Asia Pacific Fibre Cement		A$883		A$848	4		A$879		A$862	2

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 14. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and asset impairments”, “EBIT margin excluding asbestos, ASIC expenses and asset impairments”, “Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments ”, “Effective tax rate excluding asbestos, asset impairments and tax adjustments”, EBITDA and “Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year FY09 versus the 4th quarter and full year of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Total Net Sales
Total net sales for the quarter decreased 23% compared to the same quarter of the previous year, from US$312.9 million to US$241.3 million. For the full year, total net sales decreased 18% from US$1,468.8 million to US$1,202.6 million.
Net sales from USA and Europe Fibre Cement for the quarter decreased 21% from US$239.4 million to US$188.7 million, due to a reduction in sales volume, partially offset by a higher average net sales price. For the full year, net sales from USA and Europe Fibre Cement decreased 21% from US$1,170.5 million to US$929.3 million due to decreased sales volume, slightly offset by a higher average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter decreased 28% from US$73.5 million to US$52.6 million due to unfavourable currency exchange rate movements and a reduction in sales volume, partially offset by a higher average net sales price. For the full year, net sales from Asia Pacific Fibre Cement decreased 8% from US$298.3 million to US$273.3 million due to unfavourable currency exchange rate movements.
USA and Europe Fibre Cement
Quarter
Net sales decreased 21% from US$239.4 million in the fourth quarter of the prior fiscal year to US$188.7 million due to decreased sales volume partially offset by a higher average net sales price.
Sales volume decreased 23% from 401.3 million square feet to 308.3 million square feet, primarily due to lower demand for the company’s products in the US as a result of continuing weakness in housing construction activity and deteriorating economic conditions.
The average net sales price increased 3% from US$597 per thousand square feet to US$612 per thousand square feet.
Full year
Net sales decreased 21% from US$1,170.5 million to US$929.3 million due to decreased sales volume, slightly offset by a higher average net sales price.
Sales volume decreased 22% from 1,951.2 million square feet to 1,526.6 million square feet, primarily due to weaker demand for the company’s products in the US as a result of continuing weakness in housing construction activity and deteriorating economic conditions. Although housing affordability has increased, demand is being restricted by limited availability of mortgage credit for prospective home buyers and lack of consumer confidence.
The average net sales price increased 2% from US$600 per thousand square feet to US$609 per thousand square feet.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. An insignificant amount of sales related to this business were recorded in the full year.
Discussion
The USA and Europe Fibre Cement business recorded its seventh consecutive quarter where sales declined compared to the corresponding quarter in the previous year, reflecting the on-going deterioration in US housing starts. The National Association of Home Builders (NAHB) reported housing starts of a seasonally-adjusted annual rate for the quarter ended 31 March 2009 of 523,000 units, down 50% from the 1.053 million units for the corresponding quarter in the previous year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

The decline in top-line performance was due to reduced exterior and interior product volumes, as product demand was lower in all regions. Sales volumes decreased 23% in the fourth quarter, reflecting a 25% decrease in exterior products and a 16% decrease in interior products.
Lower SG&A costs and a higher average selling price partially offset lower volumes and the higher unit cost of sales due to product mix and material costs.
The business continues to focus on its three main strategic initiatives of primary demand growth, product mix shift and Zero to Landfill, and progress is being made on these initiatives despite softening market demand.
Our differentiated ColorPlus® range of products again contributed to primary demand growth, achieving a 5% increase in sales volume as a percentage of total exterior sales in the northern region of the United States for the fourth quarter of fiscal year 2009, compared to the prior year period. Our initial focus on the ColorPlus range of products against vinyl siding manufacturers in the northern region of the United States has now been expanded to the western and southern regions of the United States, with both areas posting moderate gains in ColorPlus penetration rate compared to the same period last year.
Our growth strategy is complemented by accessories (particularly XLDTM trim, HLDTM trim and soffit) which provide a suite of exterior products for a “full wrap” solution to builders and remodelers.
The strategy is further supported by positioning our interior backer products as a wet area wall solution, including G2 1/2” backer as the pre-eminent wet area solution and featuring MoldblockTM protection on both 1/4” and 1/2” products.
HardieZoneTM exterior products are currently being launched in the US. These products are engineered for specific climate conditions using our seventh generation product technology.
Asia Pacific Fibre Cement
Quarter
Net sales for the quarter decreased 28% from US$73.5 million to US$52.6 million. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 26% of this decrease, while the underlying Australian dollar business results accounted for the remaining 2% decrease. In Australian dollars, net sales decreased 2% due to a 6% decrease in sales volume, partially offset by a 4% increase in average net sales price.
Full year
Net sales for the full year decreased 8% from US$298.3 million to US$273.3 million. The decrease is due to unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, net sales were flat due to a 2% increase in average net sales price, offset by a 2% decrease in sales volume.
Discussion
Despite the overall market downturn, the Australian business improved its sales result in the fourth quarter of fiscal year 2009.
The Scyon™ product range continues to build momentum with full year sales volumes up 47% on the prior year. Scyon differentiated products now represent 10.7% of sales, up from 7.5% in the prior year. Growth has been particularly strong for Scyon Stria™ cladding and Scyon Secura™ external flooring released during fiscal year 2009.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

An increased share of the residential market was achieved by increasing the volume of differentiated James Hardie products used in individual homes. Core products also regained volume in the face of increased competition, although revenue was affected by low-priced imports.
Australian Bureau of Statistics data shows residential housing approvals were down 23% to 29,856 for the March quarter compared to the same period last year. For the year ended 31 March 2009, the ABS reported total dwelling unit approvals of 134,499 units, down 14% from 156,697 unit approvals for the year ended 31 March 2008. Sales in the multi-unit sector also remained depressed as the lack of available credit and general economic uncertainty led to a reduction in investment through the second half of calendar year 2008.
While some cost improvements have been achieved, these have been largely offset by increases in some input costs resulting from a depreciating Australian dollar and from lower production volumes and higher utility costs.
In New Zealand, construction continued to decline, with total residential approvals for the year ended 31 March 2009 down 34% to 16,200 units compared to the prior year. The New Zealand business continued to out-perform the market by growing sales of its differentiated range of products, including LineaTM weatherboards, HorizonTM wall lining and HomeRABTM preclad lining which was launched during fiscal year 2009. Sales of these differentiated products now account for almost half of sales volume.
The Philippines business reported lower sales volumes and revenue as a result of a softening domestic market, and export volumes affected by the global slow down and pricing pressures stemming from Asian currencies’ depreciation against the US dollar. The Philippines business continues to seek avenues for volume growth and to establish a lower cost base.
Gross Profit
Quarter
Gross profit decreased 35% from US$107.2 million to US$69.2 million. The gross profit margin decreased 5.6 percentage points from 34.3% to 28.7%.
USA and Europe Fibre Cement gross profit decreased 32% compared to the same quarter last year due to lower sales volume and higher average unit manufacturing costs, partially offset by a higher average net sales price. The gross profit margin of the USA and Europe Fibre Cement business decreased by 4.9 percentage points.
Asia Pacific Fibre Cement gross profit decreased 46% compared to the same period last year. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 21% of this decrease, while the underlying Australian dollar business results accounted for the remaining 25% decrease. In Australian dollars, gross profit decreased 25% primarily due to reduced gross profit performance in the New Zealand business driven by lower sales volumes. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 8.1 percentage points.
Full year
Gross profit decreased 27% from US$530.0 million to US$388.8 million. The gross profit margin decreased 3.9 percentage points from 36.2% to 32.3%.
USA and Europe Fibre Cement gross profit decreased 29% compared to the same period last year due to lower sales volume and higher average unit costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 4.1 percentage points.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Asia Pacific Fibre Cement gross profit decreased 15% compared to the same period last year. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 8% of this decrease, while the underlying Australian dollar business results accounted for the remaining 7% decrease. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 2.0 percentage points. In Australian dollars, gross profit decreased 7% primarily due to reduced gross profit performance in the New Zealand business driven by lower sales volumes.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 22% for the quarter, from US$60.3 million to US$47.1 million. The decrease was primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by higher general corporate costs. However, as a percentage of sales, SG&A expenses increased 0.2 of percentage point to 19.5%.
For the full year, SG&A expenses decreased 9% from US$228.2 million to US$208.8 million. The decrease was primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by higher general corporate costs. However, as a percentage of sales, SG&A expenses increased 1.9 percentage points to 17.4%.
SG&A expenses for the full year include non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.7 million. For the three months ended 31 March 2009, AICF recorded SG&A net income of US$0.7 million due to a legal settlement in the fourth quarter.
ASIC Proceedings
On 23 April 2009, Justice Gzell delivered judgment in the civil proceedings commenced by the Australian Securities & Investments Commission (ASIC) in February 2007 in the Supreme Court of New South Wales against the company, a former related entity James Hardie Industries Limited (JHIL), now ABN 60 (ABN 60), and ten former directors and officers. The trial of the proceedings concluded in early March 2009.
Against the company, Justice Gzell found that:
•	the company breached section 1041E of Australia’s Corporations Act 2001 (Cth) (Act) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the Australian Securities Exchange (ASX) in June 2002 that referred to the creation and funding of the Medical Research and Compensation Fund by ABN 60 in February 2001, and

•	the company breached section 674(2) of the Act (continuous disclosure) in the period 25 March to 30 June 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
However, Justice Gzell dismissed the remaining allegations made by ASIC against the company in relation to statements made by its former CEO, Peter Macdonald, in Edinburgh and London in June 2002.
Justice Gzell also made breach findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC’s website), but also dismissed several allegations made by ASIC against these parties.
There will be a further hearing in relation to exoneration and penalties. This will commence on 24 July 2009 and run through until 4 August 2009 and is expected to involve further evidence. Orders as to costs are expected to be entered after this.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

For the three months and full year ended 31 March 2009, the company incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$1.7 million and US$14.0 million, respectively. For the three months and full year ended 31 March 2008, the company incurred ASIC expenses of US$1.1 million and US$5.5 million, respectively. ASIC expenses are included in SG&A expenses.
The company’s net costs in relation to the ASIC proceedings from February 2007 to 31 March 2009 total US$19.7 million.
Chile Litigation
On 24 April 2009 a trial court in Santiago, Chile awarded damages in the equivalent of US$13.4 million against Fibrocementos Volcan Limitada (FC Volcan, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (Cementa) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile Producción Química y Electrónica Quimel S.A. (Quimel) also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the company had agreed to indemnify the buyer subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the company retained conduct of the defence of the matters.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the US$13.4 million damages award which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. A court decision in that action is anticipated during the current quarter.
The company denied and continues to deny the allegations of predatory pricing in Chile. The company retained conduct of the appeal of the two civil damages matters. The company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The company also intends to exercise its rights under the indemnification provisions, including applicable conditions and limitations.
As at 31 March 2009 management has adequately provided for this contingency as required under US GAAP Statement of Financial Accounting Standards No.5 (SFAS 5) “Accounting for Contingencies”.
Readers are referred to Note 13 of the company’s 31 March 2009 Consolidated Financial Statements for further information on the ASIC Proceedings and Chile Litigation.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 41% and 20% lower for the quarter and full year at US$3.3 million and US$14.4 million, respectively, compared to the corresponding periods of the prior year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 42% higher for the quarter at US$2.7 million and 1% higher for the full year at US$9.4 million.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (Amended FFA) that was signed with the New South Wales Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. The company receives an updated actuarial estimate as at 31 March each year. The last actuarial assessment was performed as at 31 March 2009.
The asbestos adjustments for the full year ended 31 March 2009 are as follows:

US$ Millions	Q4 FY09	Q4 FY08	FY09	FY08

Change in estimates	$(162.3)	$(154.1)	$(162.3)	$(152.9)

Effect of foreign exchange movements	(14.2)	(28.2)	$179.7	$(87.2)

Asbestos adjustments	$(176.5)	$(182.3)	$17.4	$(240.1)

Readers are referred to Note 11 of the company’s 31 March 2009 Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT loss for the quarter decreased 12% from US$181.5 million to US$160.4 million. EBIT loss for the quarter includes net unfavourable asbestos adjustments of US$176.5 million and AICF SG&A income of US$0.7 million. For the same period in the prior year, EBIT included net unfavourable asbestos adjustments of US$182.3 million and AICF SG&A expenses of US$1.3 million, as shown in the table below.
EBIT for the full year improved from a loss of US$36.6 million for last year to EBIT of US$173.6 million for the current year. EBIT for the full year includes net favourable asbestos adjustments of US$17.4 million and AICF SG&A expenses of US$0.7 million. For the prior year, EBIT included net unfavourable asbestos adjustments of US$240.1 million and AICF SG&A expenses of US$4.0 million, as shown in the table below.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

	Three Months and Full Year Ended 31 March
			%			%
EBIT - US$ Millions	Q4 FY09	Q4 FY08	Change	FY09	FY08	Change

USA and Europe Fibre Cement	$32.3	$47.5	(32)	$199.3	$306.3	(35)
Asia Pacific Fibre Cement	6.7	10.7	(37)	47.1	50.3	(6)
Research & Development	(4.2)	(5.0)	16	(18.9)	(18.1)	(4)
General Corporate	(19.4)	(12.5)	(55)	(70.6)	(60.0)	(18)
Impairment charges	—	(38.6)	—	—	(71.0)	—
Asbestos adjustments	(176.5)	(182.3)	3	17.4	(240.1)	—
AICF SG&A expenses	0.7	(1.3)	—	(0.7)	(4.0)	83

EBIT	(160.4)	(181.5)	12	173.6	(36.6)	—

Excluding:

Asbestos:
Asbestos adjustments	176.5	182.3	(3)	(17.4)	240.1	—
AICF SG&A expenses	(0.7)	1.3	—	0.7	4.0	(83)
ASIC expenses	1.7	1.1	55	14.0	5.5	—
Asset impairments:
Impairment charges	—	38.6	—	—	71.0	—
Impairment related costs	—	2.5	—	—	3.2	—

EBIT excluding asbestos, ASIC expenses and asset impairments	$17.1	$44.3	(61)	$170.9	$287.2	(40)

Net sales	$241.3	$312.9	(23)	$1,202.6	$1,468.8	(18)

EBIT margin excluding asbestos, ASIC expenses and asset impairments	7.1%	14.2%		14.2%	19.6%

USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT decreased 32% from US$47.5 million to US$32.3 million for the quarter, and decreased 35% from US$306.3 million to US$199.3 million for the full year. These decreases were primarily due to reduced gross profit performance in the US, which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were the result of fixed costs being absorbed over significantly reduced volumes. The USA and Europe Fibre Cement EBIT margin was 2.7 percentage points lower at 17.1% for the quarter and was 4.8 percentage points lower at 21.4% for the full year.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. A small EBIT loss related to that business was recorded in fiscal year 2009.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter decreased 37% from US$10.7 million to US$6.7 million. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 33% of this decrease, while the underlying Australian dollar business results accounted for the remaining 4% decrease. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 4% due to a lower gross margin performance partially offset by lower SG&A expenses. The EBIT margin was 1.9 percentage points lower at 12.7%.
Asia Pacific Fibre Cement EBIT for the full year decreased 6% from US$50.3 million to US$47.1 million. The unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a 10% decrease, partially offset by a 4% increase in the underlying Australian dollar business results. In Australian dollars, Asia Pacific Fibre Cement EBIT for the full year increased 4% due to decreased SG&A expenses, partially offset by lower gross margin performance. The EBIT margin was 0.3 percentage points higher at 17.2%.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

General Corporate Costs
General corporate costs for the quarter increased by US$6.9 million from US$12.5 million to US$19.4 million, primarily due to increased costs associated with the ASIC proceedings and additional legal provisions.
For the full year, general corporate costs increased by US$10.6 million from US$60.0 million to US$70.6 million, primarily due to higher costs associated with the ASIC proceedings and additional legal provisions, partially offset by reduced general corporate cost spending as management continued to focus on cost reductions.
Net Interest (Expense) Income
Net interest expense for the quarter decreased from US$2.2 million in the prior corresponding quarter to US$1.1 million this quarter. The decrease was mainly due to lower interest expense as a result of significantly lower interest rates.
For the full year, net interest moved from income of US$1.1 million in the prior year to an expense of US$3.0 million. The movement was primarily due to higher interest expense due to higher average debt and reduced interest income earned by AICF due to lower average investment and cash balances held.
Other Expense
Asbestos Injuries Compensation Fund (AICF) Investments
As disclosed in Note 2 of our Consolidated Financial Statements the company is required to consolidate the AICF and to present the AICF’s results in compliance with US GAAP. Specifically as it relates to the treatment of unrealised losses on investments, the company must assess whether an investment is other-than-temporarily impaired.
The AICF invested a portion of the initial funding contribution from James Hardie in February 2007, by acquiring units in managed funds.
During the year ended 31 March 2009 and 2008, the units decreased in value by A$13.1 million (US$10.4 million) and A$5.1 million (US$4.4 million), respectively. None of the units have been sold, and thus from a commercial perspective the impairment in value remains unrealised.
At 31 March 2008, the company recorded the A$5.1 million (US$4.4 million) decrease in investment value as unrealised under US GAAP and thus did not take a charge to the Consolidated Statement of Operations, but rather recorded the loss in equity as a component of other comprehensive income. At 31 March 2008, the company did not consider the investments to be other-than-temporarily impaired.
However, at 31 March 2009, the company determined that the decrease in the investment value totalling A$18.2 million (US$14.8 million) was other-than-temporary and, as prescribed by US GAAP, recorded this decrease in investment value as a charge to the Consolidated Statement of Operations in the line item Other Expense.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Income Tax
Income Tax Benefit (Expense)
Income tax benefit for the quarter increased from US$36.8 million to US$46.7 million. For the full year, income tax expense decreased from US$36.1 million to US$19.5 million. The company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 52.8% and 41.4% for the quarter and full year, respectively, compared to 58.8% and 37.9% for the same quarter and full year of the prior period. The change in effective tax rates compared with last year is attributable to changes in the geographic mix of earnings and expenses.
Tax adjustments
The company recorded favourable tax adjustments of US$4.7 million for the quarter and unfavourable tax adjustments of US$7.2 million for the full year, compared to unfavourable tax adjustments of US$1.6 million and US$5.8 million for the quarter and full year in the prior fiscal year, respectively. The tax adjustments made in both fiscal years 2009 and 2008 relate to Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) adjustments.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing is scheduled to take place in September 2009.
The company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the company believes that the requirements under FIN 48 for recording a liability have not been met and accordingly it has not recorded any liability at 31 March 2009 for the amended assessment.
The company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the company has treated all payments in respect of the amended assessment that have been made up to 31 March 2009 as a deposit and it is the company’s intention to treat any payments to be made at a later date as a deposit. As at 31 March 2009 and 2008, this deposit totalled US$173.5 million and US$205.8 million, respectively.
ATO Settlement
As announced on 12 December 2008, the company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the company or the ATO, required the company to pay an amount of A$153.0 million (US$101.6 million) in December 2008.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Internal Revenue Service (IRS) – Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the IRS issued the company with a NOPA that concluded that the company did not qualify for the United States – Netherlands Treaty Limitations on Benefits (LOB) provision of the US-Netherlands Treaty applying from early 2006 and that accordingly it was not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies for the calendar years 2006 and 2007.
On 15 April 2009, the company announced that the Appeals Division of the IRS had entered into a settlement agreement with the company’s subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS has concluded that, for those years, the company is entitled to reduced withholding tax rates under the LOB for certain payments from the company’s United States subsidiaries to its Netherlands companies. This settlement outcome has had no impact on the company’s results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS’ ability to challenge the company’s qualification for benefits in later years.
Net Operating (Loss) Profit
Net operating loss for the quarter decreased from US$146.9 million to US$129.6 million. Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 57% from US$16.6 million to US$7.2 million as shown in the table below.
For the full year, net operating (loss) profit moved from a loss of US$71.6 million to a profit of US$136.3 million. Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 44% from US$173.8 million to US$96.9 million as shown in the table below.

	Three Months and Full Year Ended 31 March
Net Operating Profit - US$ millions	Q4 FY09	Q4 FY08	% Change	FY09	FY08	% Change

Net operating (loss) profit	$(129.6)	$(146.9)	12	$136.3	$(71.6)	—

Excluding:
Asbestos:
Asbestos adjustments	176.5	182.3	(3)	(17.4)	240.1	—
AICF SG&A expenses	(0.7)	1.3	—	0.7	4.0	(83)
AICF interest income	(1.6)	(2.4)	33	(6.4)	(9.4)	32
Impairment of AICF investments	14.8	—	—	14.8	—	—
Tax benefit related to asbestos adjustments	(48.7)	(46.2)	(5)	(48.7)	(45.8)	(6)

ASIC expenses (net of tax)	1.2	0.7	71	10.4	4.1	—

Asset impairments:
Impairment charges (net of tax)	—	24.6	—	—	44.6	—
Impairment related costs (net of tax)	—	1.6	—		2.0	—

Tax adjustments	(4.7)	1.6	—	7.2	5.8	—

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$7.2	$16.6	(57)	$96.9	$173.8	(44)

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$42.4 million as of 31 March 2009. At that date, it also had credit facilities totalling US$498.3 million, of which US$324.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2009
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	$68.3	$43.3

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$324.0

Our credit facilities as of 31 March 2009 consisted of 364-day facilities in the amount of US$68.3 million which, as of 31 March 2009, mature in June 2009. We are aware that US$51.6 million of these facilities will not be extended. We have requested extensions of the maturity date of the remaining US$16.7 million of these credit facilities.
At 31 March 2009, the company had net debt of US$281.6 million, an increase of US$52.5 million from net debt of US$229.1 million at 31 March 2008. The weighted average remaining term of the total credit facilities, US$498.3 million at 31 March 2009, was 1.6 years.
In July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivables Policy, the company made a payment of A$184.0 million (US$126.4 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the 1999 amended assessment issued to RCI. The company has also agreed to pay general interest charges (GIC) accruing on the unpaid balance of the assessment in arrears on a quarterly basis.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Even if the company is ultimately successful in its appeal and the cash deposit is refunded, the procedural requirement to post a cash deposit and make ongoing payments of accruing GIC pending the outcome of the appeal could materially and adversely affect the company’s financial position and liquidity in the intervening period. See “ATO – 1999 Disputed Amended Assessment” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
Share Repurchase Program
On 15 August 2007, the company announced a share repurchase program of up to 10% of the company’s issued capital, approximately 46.8 million shares.  The company repurchased nil and 35.7 million shares of common stock during the years ended 31 March 2009 and 2008, respectively. The shares repurchased during the year ended 31 March 2008 had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The company officially cancelled 35.0 million shares on 31 March 2008. On 27 March 2009, the company cancelled the remaining 0.7 million shares held in treasury. The company ceased the share repurchase program on 20 August 2008.
Cash Flow
Net operating cash flow for the full year ended 31 March 2009 moved from cash provided of US$319.3 million in the prior year to cash used of US$45.2 million. The decrease was driven primarily by the ATO settlement payment, described above, of US$101.6 million, quarterly instalment payments to the AICF totaling US$110.0 million and the reduced contribution from the USA and Europe Fibre Cement business. Net cash provided from operating activities excluding contributions to the AICF and the ATO settlement payment was US$166.4 million for the full year ended 31 March 2009 compared with US$319.3 million for the full year ended 31 March 2008.
Capital expenditures for the purchase of property, plant and equipment for the full year ended 31 March 2009 decreased to US$26.1 million, from US$38.5 million in the prior year.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au

Facsimile:	+61 2 8274 5218

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements.
These documents, along with a webcast of the presentation on 20 May 2009, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge.  Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments — EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$(160.4)	$(181.5)	$173.6	$(36.6)

Asbestos:
Asbestos adjustments	176.5	182.3	(17.4)	240.1
AICF SG&A expenses	(0.7)	1.3	0.7	4.0

ASIC expenses	1.7	1.1	14.0	5.5

Asset impairments:
Impairment charges	—	38.6	—	71.0
Impairment related costs	—	2.5	—	3.2

EBIT excluding asbestos, ASIC expenses and asset impairments	17.1	44.3	170.9	287.2

Net Sales	$241.3	$312.9	$1,202.6	$1,468.8

EBIT margin excluding asbestos, ASIC expenses and asset impairments	7.1%	14.2%	14.2%	19.6%

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating (loss) profit	$(129.6)	$(146.9)	$136.3	$(71.6)

Asbestos:
Asbestos adjustments	176.5	182.3	(17.4)	240.1
AICF SG&A expenses	(0.7)	1.3	0.7	4.0
AICF interest income	(1.6)	(2.4)	(6.4)	(9.4)
Impairment of AICF investments	14.8	—	14.8	—
Tax benefit related to asbestos adjustments	(48.7)	(46.2)	(48.7)	(45.8)

ASIC expenses (net of tax)	1.2	0.7	10.4	4.1

Asset impairments:
Impairment charges (net of tax)	—	24.6	—	44.6
Impairment related costs (net of tax)	—	1.6	—	2.0

Tax adjustments	(4.7)	1.6	7.2	5.8

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$7.2	$16.6	$96.9	$173.8

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$7.2	$16.6	$96.9	$173.8
Weighted average common shares outstanding - Diluted (millions)	435.6	434.6	434.4	456.1

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents)	1.7	3.8	22.3	38.1

Effective tax rate excluding asbestos, asset impairments and tax adjustments — Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Operating (loss) profit before income taxes	$(176.3)	$(183.7)	$155.8	$(35.5)

Asbestos:
Asbestos adjustments	176.5	182.3	(17.4)	240.1
AICF SG&A expenses	(0.7)	1.3	0.7	4.0
AICF interest income	(1.6)	(2.4)	(6.4)	(9.4)
Impairment of AICF investments	14.8	—	14.8	—

Asset impairments:
Impairment charges	—	38.6	—	71.0
Impairment related costs	—	2.5	—	3.2

Operating profit before income taxes excluding asbestos and asset impairments	$12.7	$38.6	$147.5	$273.4

Income tax benefit (expense)	46.7	36.8	(19.5)	(36.1)

Tax benefit related to asbestos adjustments	(48.7)	(46.2)	(48.7)	(45.8)

Tax benefit related to asset impairments	—	(14.9)	—	(27.6)

Tax adjustments	(4.7)	1.6	7.2	5.8

Income tax expense excluding asbestos, asset impairments and tax adjustments	(6.7)	(22.7)	(61.0)	(103.7)

Effective tax rate excluding asbestos, asset impairments and tax adjustments	52.8%	58.8%	41.4%	37.9%

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$(160.4)	$(181.5)	$173.6	$(36.6)

Depreciation and amortisation	14.8	14.4	56.4	56.5

EBITDA	$(145.6)	$(167.1)	$230.0	$19.9

Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment – Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than cash flows as defined by US GAAP. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purpose.

US$ Millions	FY 2009	FY 2008

Net cash (used in) provided by operating activities	$(45.2)	$319.3
Payment to the AICF	110.0	—
ATO settlement payment	101.6	—

Net cash provided from operating activities excluding payment to the AICF and ATO settlement payment	$166.4	$319.3

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 11 of the 31 March 2009 Consolidated Financial Statements, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 31 March 2009 Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

James Hardie Industries N.V.
Consolidated Balance Sheet
31 March 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$302.1	$(259.7)	$42.4
Restricted cash and cash equivalents	5.3	—	5.3
Restricted cash and cash equivalents — Asbestos	—	45.4	45.4
Restricted short-term investments — Asbestos	—	52.9	52.9
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million	111.3	0.1	111.4
Inventories	128.9	—	128.9
Prepaid expenses and other current assets	20.1	0.3	20.4
Insurance receivable — Asbestos	—	12.6	12.6
Workers’ compensation — Asbestos	—	0.6	0.6
Deferred income taxes	32.5	—	32.5
Deferred income taxes — Asbestos	—	12.3	12.3

Total current assets	600.2	(135.5)	464.7
Property, plant and equipment, net	700.0	0.8	700.8
Insurance receivable — Asbestos	—	149.0	149.0
Workers’ compensation — Asbestos	—	73.8	73.8
Deferred income taxes	2.1	—	2.1
Deferred income taxes — Asbestos	—	333.2	333.2
Deposit with Australian Taxation Office	173.5	—	173.5
Other assets	1.6	—	1.6

Total assets	$1,477.4	$421.3	$1,898.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$88.3	$0.8	$89.1
Short-term debt	93.3	—	93.3
Accrued payroll and employee benefits	35.3	0.2	35.5
Accrued product warranties	7.4	—	7.4
Income taxes payable	24.2	(22.8)	1.4
Asbestos liability	—	78.2	78.2
Workers’ compensation — Asbestos	—	0.6	0.6
Other liabilities	9.5	—	9.5

Total current liabilities	258.0	57.0	315.0
Long-term debt	230.7	—	230.7
Deferred income taxes	100.8	—	100.8
Accrued product warranties	17.5	—	17.5
Asbestos liability	—	1,206.3	1,206.3
Workers’ compensation — Asbestos	—	73.8	73.8
Other liabilities	61.1	2.2	63.3

Total liabilities	668.1	1,339.3	2,007.4

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	219.2	—	219.2
Additional paid-in capital	22.7	—	22.7
Retained earnings (accumulated deficit)	565.2	(918.0)	(352.8)
Accumulated other comprehensive loss	2.2	—	2.2

Total shareholders’ equity (deficit)	809.3	(918.0)	(108.7)

Total liabilities and shareholders’ equity (deficit)	$1,477.4	$421.3	$1,898.7

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

James Hardie Industries N.V.
Consolidated Statement of Operations
For the year ended 31 March 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	1,202.6	—	1,202.6
Cost of goods sold	(813.8)	—	(813.8)

Gross profit	388.8	—	388.8
Selling, general and administrative expenses	(208.1)	(0.7)	(208.8)
Research and development expenses	(23.8)	—	(23.8)
Asbestos adjustments	—	17.4	17.4

EBIT	156.9	16.7	173.6
Net Interest (expense) income	(9.4)	6.4	(3.0)
Other expense	—	(14.8)	(14.8)

Operating profit before income taxes	147.5	8.3	155.8
Income tax (expense) benefit	(68.2)	48.7	(19.5)

Net Operating Profit	$79.3	$57.0	$136.3

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the year ended 31 March 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities

Net income	$79.3	$57.0	$136.3
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortisation	56.4	—	56.4
Deferred income taxes	(9.5)	(48.7)	(58.2)
Prepaid pension cost	0.7	—	0.7
Stock-based compensation	7.2	—	7.2
Asbestos adjustments	—	(17.4)	(17.4)
Other-than-temporary impairment on investments	14.8	—	14.8
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(15.1)	84.1	69.0
Payment to the AICF	—	(110.0)	(110.0)
Accounts and notes receivable	6.8	(0.2)	6.6
Inventories	40.3	—	40.3
Prepaid expenses and other current assets	5.7	—	5.7
Insurance receivable — Asbestos	—	16.5	16.5
Accounts payable and accrued liabilities	(11.2)	(0.2)	(11.4)
Asbestos liability	—	(91.1)	(91.1)
Deposit with Australian Taxation Office	(9.9)	—	(9.9)
ATO settlement payment	(101.6)	—	(101.6)
Other accrued liabilities and other liabilities	0.9	—	0.9

Net cash provided by (used in) operating activities	$64.8	$(110.0)	$(45.2)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(26.1)	—	(26.1)

Net cash used in investing activities	$(26.1)	$—	$(26.1)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	3.3	—	3.3
Proceeds from long-term borrowings	56.2	—	56.2
Proceeds from issuance of shares	0.1	—	0.1
Dividends paid	(34.6)	—	(34.6)

Net cash provided by financing activities	$25.0	$—	$25.0

Effect of exchange rate changes on cash	53.3	—	53.3

Net increase (decrease) in cash and cash equivalents	117.0	(110.0)	7.0
Cash and cash equivalents at beginning of period	35.4	—	35.4

Cash and cash equivalents at end of period	$152.4	$(110.0)	$42.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	118.9	(110.0)	8.9
Short-term deposits	33.5	—	33.5

Cash and cash equivalents at end of period	$152.4	$(110.0)	$42.4

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information - Risk Factors” beginning on page 6 of the Form 20-F filed on 8 July 2008 with the US Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full year FY09